Exhibit 99.1
ECARX Announces Second Quarter 2025 Unaudited Financial Results

Shanghai, China, August 26, 2025 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended June 30, 2025.

“The strong momentum we built in 2024 and early 2025 continued in the second quarter,” said Ziyu Shen, ECARX Chairman and CEO. “Revenue was US$155.6 million, reflecting the impact of typical seasonal headwinds and the timing of certain contracts, while the disciplined execution of our lean operating strategy reduced operating expenses by 20% to US$57.2 million. With a robust pipeline of new projects expected to launch over the next two quarters, we remain firmly on track to hit EBITDA breakeven in each of the remaining quarters and full-year 2025, and deliver close to 20% revenue growth for the year.

Shipments of Antora® series solutions surged 112% year-over-year to 135,000 units during the quarter, underpinned by sustained demand across the Geely portfolio, especially the Galaxy brand, which surpassed 1 million cumulative sales—the fastest NEV brand to achieve this milestone—a strong indicator of its future growth momentum. Beyond Geely, we are expanding our footprint by collaborating with a Chinese local partner to supply to a top-five automaker in China and developing a next-generation intelligent cockpit operating system for a premium global brand. Internationally, we have secured contract wins with a total lifetime revenue of over $1 billion. These expanding partnerships demonstrate the strength and scalability of our technology portfolio and how they can drive sales for automakers. In addition, the selection of our lidar technology by a leading developer of robotic lawn mowers during the quarter marks the start of the monetization of our R&D initiatives beyond the automotive sector.

A central pillar of our global expansion is our focus on setting new benchmarks for safety, security, and performance for products that can be quickly deployed across multiple applications and markets. Following our first project award from Volkswagen Group in March 2025, I was honored to accept Volkswagen Brazil’s Technical Development & Innovation award on behalf of ECARX at their ‘the One’ partnership celebration earlier this month—recognition that underscores their confidence in our innovation and the growing impact of our solutions globally. With our global headquarters opening in Singapore later this year, we are accelerating R&D collaboration and supply chain optimization to better serve automakers across global markets. Through operational discipline, an expanding pipeline of projects, growing global presence, diversified applications, and investments in technology and infrastructure, we remain well-positioned to drive the industry’s transition to software-defined intelligent vehicles.”
Change in reporting currency:
During this quarter, the Company decided to change its reporting currency from Chinese Renminbi (“RMB”) to U.S. Dollars (“USD” or “US$”) This change was made as a result of the Company’s assessment that the change will help provide a clearer understanding of the Company’s financial performance to investors and improve comparability of our performance to peers, particularly due to the Company’s ongoing international expansion.

The change in the reporting currency is a voluntary change and is accounted for retrospectively. The unaudited condensed consolidated financial statements appended herewith for all periods presented have been translated into the new reporting currency as if the Company always used US$ as the reporting currency.

Second Quarter 2025 Financial Results:
•Total revenue was US$155.6 million, down 10% year-over-year (“YoY”).
◦Sales of goods revenue was US$131.2 million, up 1% YoY. The growth in sales of goods revenue was mainly due to (i) a US$31.2 million increase attributable to the higher volume of automotive computing platform sold and (ii) a US$0.8 million increase attributable to the higher volume of SoC core modules sold, partially offset by a US$30.8 million decrease attributable to lower average selling price of automotive computing platform.
◦Software license revenue was US$1.2 million, down 85% YoY, primarily due to (i) a decline in intellectual property licenses revenue of US$3.9 million, and (ii) a decline in per-vehicle software license revenue of US$2.7 million. Intellectual property licenses contributed US$3.9 million to our total revenue in the same period last year.
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◦Service revenue was US$23.2 million, down 34% YoY, mainly due to a decrease in revenue from design and development service contracts for automotive computing platforms compared to the same period last year, partially offset by the growth in overseas connectivity service revenue. Revenue from design and development service contracts decreased by US$14.2 million while overseas connectivity service revenue increased by US$2.6 million.

•Total cost of revenue was US$138.8 million, up 4% YoY, primarily driven by an increase in the sales volume of automotive computing platform products and SoC core modules.
•Gross profit was US$16.8 million, down 58% YoY, which resulted in a gross margin of 11%. The decrease in gross margin (from 23% for the same period in 2024) was principally attributed to strategic pricing initiatives taken for purposes of automotive computing platform market expansion, combined with a shift in overall revenue mix compared to the same period last year.
•Research and development expenses were US$33.8 million, down 19% YoY, due to strategic resource prioritization that enhanced operational efficiencies and captured synergies from R&D integration.
•Selling, general and administrative expenses and others, net were US$23.4 million, down 22% YoY, largely driven by streamlined global operations and lower share-based compensation expense in the current quarter.
•Net loss was US$45.4 million, compared with US$42.1 million during the same period last year, primarily attributable to a reduction in product margin and a decrease in software license and service revenue, partially offset by a lower level of operating expenses and equity investment losses.
•Adjusted EBITDA (non-GAAP) loss was US$29.7 million, compared with adjusted EBITDA (non-GAAP) loss of US$28.7 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of June 30, 2025 was US$99.2 million.

Recent Business Development Highlights:
•Expanding Global Footprint and Partnership
◦Over 9.3 million vehicles on the road with ECARX products as of June 30, 2025
◦Shipment of Antora® series solution reached 135 thousand units, a 112% increase year-over-year
◦Collaborating with a Chinese local partner to supply to one of China’s top five automakers for its next-generation international model, with shipments expected to begin in 2026
◦Building a next-generation customized intelligent cockpit operating system based on Flyme Auto for a premium global automotive brand
◦Secured first non-automotive customer for proprietary solid-state 3D lidar solution marking initial expansion into the high-growth robotics and AI applications market, with global mass production planned for 2026
◦New global headquarters in Singapore, slated to become operational in the second half of 2025, will function as a critical hub for global IP, R&D and supply chain to better serve automakers across global markets
◦Deepened partnerships with Samsung to accelerate the commercialization of cutting-edge    automotive intelligence technologies across automotive intelligence, terminal devices, and smart hardware
◦Formed strategic partnership with Monolithic Power Systems to collaborate on automotive intelligence, robotics, and AI applications to establish a global supply chain and intelligent industrial ecosystem spanning system integration, platform adaptation, and delivery
•Technological Advancements and Vehicle Launches
◦Support the launch of pre-sale for Lynk & Co 10 EM-P and the flagship Galaxy M9, the first vehicle programs to integrate Pikes® computing platform, ECARX Cloudpeak® cross-domain software stack and Flyme Auto 2, which immediately had an outsized impact by setting new standards for AI-powered intelligent cockpits
◦Powered the launch of Galaxy A7, integrated with the AI Enhanced Antora® 1000 computing platform, ECARX Cloudpeak® cross-domain software stack and Flyme Auto OS, quickly becoming the best-selling hybrid mid-size sedan within the first week on the market
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◦Supported the launch of Geely Galaxy EX5 across 26 countries, which quickly became one of the top selling electric vehicles in Australia in just three months and the top selling vehicle in Malaysia
◦Powered the launch of the fourth-generation Boyue L, equipped with the Antora® 1000 computing platform, Cloudpeak® cross-domain software stack, and Flyme Auto, delivering a modern SUV experience with advanced AI integration
◦Received the Technical Development & Innovation award at Volkswagen Brazil’s “the One” partnership celebration in Rio de Janeiro, Brazil
◦Released a Google Automotive Services integration white paper, showcasing best practices and proprietary tools used to cut GAS certification time by over 50%
◦Completed system software development for the “5-in-1” solution based on the Antora® 1000 SPB and secured its first commercial project win
◦ECARX’s Fuyang facility now operates at 80% utilization, attaining an annual capacity of 1 million units ahead of schedule
# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Tuesday, August 26, 2025, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/wyrqh6ei

To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BI2a1561151374408b820302a131f38b09 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,600 employees based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW Group and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 9.3 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission.
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ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2024	As of June 30, 2025
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	44.3	86.2
Restricted cash	5.9	13.0
Short-term investments	17.9	33.4
Accounts receivable – third parties, net	30.1	27.5
Accounts receivable – related parties, net	187.3	114.4
Notes receivable	2.3	8.1
Inventories	31.9	35.0
Amounts due from related parties	5.0	37.0
Prepayments and other current assets	61.4	31.4
Total current assets	386.1	386.0

Non-current assets
Long-term investments	2.2	2.0
Property and equipment, net	21.9	26.1
Intangible assets, net	42.2	40.7
Operating lease right-of-use assets	18.2	16.6
Goodwill	3.5	3.6
Other non-current assets – third parties	3.9	15.8
Other non-current assets – related parties	36.4	4.4
Total non-current assets	128.3	109.2
Total assets	514.4	495.2

LIABILITIES
Current liabilities
Short-term borrowings	185.2	279.2
Accounts payable - third parties	220.3	161.2
Accounts payable - related parties	70.0	56.8
Notes payable	19.3	28.2
Amounts due to related parties	24.1	46.9
Contract liabilities, current - third parties	0.9	2.4
Contract liabilities, current - related parties	20.5	13.6
Operating lease liabilities - current	5.6	5.5
Convertible notes payable-current	64.5	64.9
Accrued expenses and other current liabilities	85.5	72.5
Income tax payable	2.8	2.0
Total current liabilities	698.7	733.2

Non-current liabilities
Contract liabilities, non-current - related parties	5.1	1.3
Operating lease liabilities, non-current	16.7	16.4
Warrant liabilities, non-current	1.2	1.4
Provisions	15.0	15.9
Other non-current liabilities - third parties	13.3	20.3
Deferred tax liabilities	2.1	1.9
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2024	As of June 30, 2025
Millions, except otherwise noted	US$	US$
Total non-current liabilities	53.4	57.2
Total liabilities	752.1	790.4

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	895.0	944.3
Treasury shares, at cost	(1.0)	(30.0)
Accumulated deficit	(1,124.5)	(1,193.5)
Accumulated other comprehensive loss	(11.9)	(17.1)
Total deficit attributable to ordinary shareholders	(242.4)	(296.3)
Non-redeemable noncontrolling interests	4.7	1.1
Total shareholders' deficit	(237.7)	(295.2)
Liabilities and shareholders' deficit	514.4	495.2
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six Months Ended June 30		Three Months Ended June 30
	2024	2025	2024	2025
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
Revenue
Sales of goods revenue	235.2	251.9	130.1	131.2
Software license revenue	18.2	26.8	7.8	1.2
Service revenue	50.1	44.6	35.4	23.2
Total revenue	303.5	323.3	173.3	155.6
Cost of goods sold	(198.2)	(226.9)	(111.8)	(117.6)
Cost of software licenses	(6.1)	(16.5)	(3.0)	(2.2)
Cost of services	(30.7)	(29.9)	(18.3)	(19.0)
Total cost of revenue	(235.0)	(273.3)	(133.1)	(138.8)
Gross profit	68.5	50.0	40.2	16.8

Research and development expenses	(79.3)	(68.3)	(41.8)	(33.8)
Selling, general and administrative expenses and others, net	(56.6)	(46.8)	(29.9)	(23.4)
Total operating expenses	(135.9)	(115.1)	(71.7)	(57.2)
Loss from operation	(67.4)	(65.1)	(31.5)	(40.4)

Interest income	1.6	1.6	0.7	0.9
Interest expense	(6.3)	(10.2)	(3.3)	(5.5)
Share of results of equity method investments	(9.4)	0.1	(6.7)	—
Foreign currency exchange losses	(0.6)	(0.5)	(0.6)	(0.1)
Others, net	(2.5)	3.6	(0.6)	1.5
Loss before income taxes	(84.6)	(70.5)	(42.0)	(43.6)
Income tax expense	—	(2.1)	(0.1)	(1.8)
Net loss	(84.6)	(72.6)	(42.1)	(45.4)
Net loss attributable to noncontrolling interests	5.5	3.6	3.1	2.4
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(79.1)	(69.0)	(39.0)	(43.0)
Net loss	(84.6)	(72.6)	(42.1)	(45.4)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	2.3	(5.2)	1.1	(3.9)
Comprehensive loss	(82.3)	(77.8)	(41.0)	(49.3)
Comprehensive loss attributable to non-redeemable noncontrolling interests	5.5	3.6	3.1	2.4
Comprehensive loss attributable to ECARX Holdings Inc.	(76.8)	(74.2)	(37.9)	(46.9)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(0.23)	(0.20)	(0.12)	(0.13)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,935,301	337,210,153	337,973,311	341,773,717

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Six Months Ended June 30		Three Months Ended June 30
	2024	2025	2024	2025
Millions, except otherwise noted	US$	US$	US$	US$
Net Loss	(84.6)	(72.6)	(42.1)	(45.4)
Interest income	(1.6)	(1.6)	(0.7)	(0.9)
Interest expense	6.3	10.2	3.3	5.5
Income tax expense	—	2.1	0.1	1.8
Depreciation of property and equipment	3.8	3.5	1.7	1.7
Amortization of intangible assets	6.2	7.6	2.7	3.8
EBITDA	(69.9)	(50.8)	(35.1)	(33.5)
Share-based compensation expenses	9.8	6.5	6.3	3.7
Adjusted EBITDA	(60.1)	(44.3)	(28.7)	(29.7)
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